ENGAGE86™

LinkedIn Social Selling System

The only LinkedIn Social Selling System and App that uses AI and neuroscience to give you valuable prospect insights.

Learn how to engage with 600M prospects on LinkedIn...



ENGAGE86™
LinkedIn Social Selling System & App
Linked in
ENGAGE86
German Garcia-Fresco
Neuroscientist
PROFILE TYPE
ACHIEVER
CLICK FOR THE COMMUNICATIONS PLAYBOOK
How acurate is this profile?
German Garcia-Fresco, PhD.

[CLICK HERE TO REGISTER]

Install the browswer extension. Find a contact on LinkedIn or Sales Navigator and click the icon...it's that simple!

- Uses a Chrome or MS Edge browser extension
- Instantly extracts all key contact information
- Determines profile using AI & neuroscience

INSTALLATION INSTRUCTIONS...

Visit the Google Chrome Web Store (click on three dots in the upper right corner of your browser, select Settings, select Extensions, click on the three bars on the upper right.)


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Engage86 AI Prospect Profiler
Offered by: remotelyme.com
The Engage86 app analyzes LinkedIn or Sales Navigator contacts and uses advanced AI
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Engage86 AI Prospect Profiler
Offered by: remotelyme.com
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Profile Type
ACHIEVER


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Engage86 AI Pro
Offered by: remotelyme.com
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Shah, PMP, Sameer
Co-Founder and COO, Viaante
Mumbai Area, India
Viaante Business Solutions Private Limited
Caliber Point sub/ Hexaware Technologies
MBA
https://www.linkedin.com/in/shahsameer/
Profile Type
Estimated Accuracy is 42%
ACHIEVER
Exceed Goals, Achieve Success, Confident and Driven Environment, Professional Success Focus
Co-Founder and COO, Viaante
Mumbai Area, India · 477 connections · Contact info


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Use this extension by clicking on this icon.
Manage your extensions by clicking Extensions in the Tools menu.
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Engage86 AI Prospect Profiler
Offered by: remotelyme.com
0 | Productivity | 2 users
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Overview
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Related
ENGAGE86
Profile Type
ACHIEVER


Engage86 AI Prospect Profiler has been added to Chrome
Use this extension by clicking on this icon.
Manage your extensions by clicking Extensions in the Tools menu.
Remove from Chrome

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Engage86 AI Prospect Profiler
Offered by: remotelyme.com
0 | Productivity | 2 users
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INSTALLATION IS COMPLETE


Overview
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ENGAGE86
Profile Type
ACHIEVER
Co-Founder and COO, Viaante

LinkedIn Social Selling System

If you haven't already, visit eMarket86.com to purchase your subscription


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Visit LinkedIn or Sales Navigator, click on the extension icon tab on the right side


Search
Home
My Network
Jobs
Messaging
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Me
Work
Try Premium Free for 1 Month
steve, complete these steps to get the most out of LinkedIn:
Build your network
7 connections! A bigger network means more opportunities can find you. 30's a good start.
Keep connecting
Get notified about new jobs
Over 20 million job postings available. Don't miss out.
Profile started!
Continue adding experiences and skills to showcase your accomplishments.
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Home
My Network
Jobs
Messaging
Notifications
ENGAGE86
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steve, complete these steps to get the most out of LinkedIn:
Build your network
7 connections! A bigger network means more opportunities can find you. 30's a good start.
Keep connecting
Get notified about new jobs
Over 20 million job postings available. Don't miss out.
Advisory Board Openings - These Companies Need Advisors. Click Here to Connect With Them Now
Add profile section
More...
steve doolittle
Remotelyme
University of Colorado Boulder

After you click on the icon, the app will scroll up and down the page while it uses AI and neuroscience to analyze the contact's profile.



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Home
My Network
Jobs
Messaging
Lynx Lean
Staff Technical Program Manager
Connect
Full-time
Oct 2018 – Mar 2020 · 1 yr 6 mos
San Francisco Bay Area
Sr. IT Program Manager
Levi Strauss & Co.
Oct 2017 – Oct 2018 · 1 yr 1 mo
1155 battery st
Lead a global .com rebuild and re-platform (on Hybris) program across multiple countries and languages in North America and Europe for the Levi's and Dockers brand. Oversaw the program execution staff including direct reports. Managed and owned the eCom base portfolio and it's delivery.
eCom IT Manager
Cost Plus World Market
Nov 2016 – Oct 2017 · 1 yr
Alameda, California
Managed the IT e-Commerce team, consisting of 3 direct reports and 4 offshore resources.
Responsible for supporting and expanding the entire .com business including its Omni channe
components such as Ship To Home and In Store Pickup. Oversaw multiple projects within the C
Plus's IT application portfolio.
Dr. Lobna KAR
Active now
ENGAGE86
A + + | A - - | Reset

When the analysis is complete, the prospect's profile will appear in the app with a brief overview of their personality and a projected accuracy. If the profile has limited information, the accuracy will be lower.



ENGAGE86
A + + | A - - | Reset
You are logged in as : bc@aretanium.com
Lynx Lean
Staff Technical Program Manager, Security & Privacy
San Francisco Bay Area
Lyft
Levi Strauss & Co.
Ghent University
https://www.linkedin.com/in/lynx-lean-81383b25/
Profile Type
Projected Accuracy is 89%
INVESTIGATOR
Innovate Intelligently, Engineer Logically, Scientific and Technical Environment, Observational and Rational Focus
They are insightful, alert, inventive, innovative, observant and curious about how things work. They are very intelligent, analytical, and focused, and gain knowledge via observation or reading. They get absorbed in various interests and the desire for knowledge; persevering in their quest for understanding.

You can provide feedback to help us improve accuracy by adjusting the sliders below and then clicking on Submit Feedback...


How accurate is the profile prediction? Adjust the percentages below to provide feedback.
How is the Overall Prediction Accuracy?
89%
How Logical, Analytical, Technical are they?
2%
How Feeling, Creative, Ambitious are they?
96%
How Instinctual, Strategic, Succint are they?
2%
Submit Feedback

To engage with a prospect, click on the Communications Playbook button


CLICK FOR THE COMMUNICATIONS PLAYBOOK

On the Communications Playbook page, you'll find detailed information on this prospect that's based on a decade of neuroscience research and transcends outdated models like Myers-Briggs, DiSC, The Big Five, the Enneagram, etc.


REMOTE86
TYPE 2
COMMUNICATIONS PLAYBOOK
HELPER
Improve Relationships, Help Teammates
Nurturing & Caring Environment
Non-Confrontational Team Focus
HELPER PROFILE TYPE
FEELING + SENSING
They care about others as personal and professional relationships are important to them
They prefer to give more than receive at home or work and strive to be helpful wherever possible
They prefer to be supportive and a team player rather than frequently take center stage
FEELING
SENSING
Heart-decisions
Relation-oriented
Conflict-avoidant
Warm nature
Caring & helpful
Non-reactive
MEDIUM NOREPINEPHRINE
FEELING
SENSING
HIGH SEROTONIN
JUDGING
LOW SEROTONIN
PERCEIVING
HELPER
ACHIEVER
INDIVIDUALIST
HIGH DOPAMINE
EXTROVERTED
INTROVERTED
LOW DOPAMINE

You'll find a profile overview, video description, neuroscience explanations, primary fears and motivators, mannerisms, DOs and DON'Ts, attributes, a list of key words to use, and more.

WHO? | HOW?


INVESTIGATOR
Innovate Intelligently, Engineer Logically
Scientific & Technical Environment
Observational & Rational Focus
00:12

PROFILE TYPE: 5-E (ETJ) or 5-I (ITJ)

What you should know about me: When at work, I may tend to focus on complex concepts and interesting ideas. I have a talent for observing and boiling down large amounts of data into relevant meaning and context. I prefer to present those concepts in an "engineering style" presentation replete with facts and figures rather than in conversational or personal discussions. However, I can spend hours verbally exploring ideas and observations with colleagues and others on my level of understanding.

I will deliver information and opinions free from exaggeration and will tend not to soften the blow or disguise the consequences or impact to the organization or individuals. To make decisions, I want to examine and analyze all the facts. When in a meeting or group setting, I may tend to do a data dump of all the bad stuff on everyone and wait for them to respond. I tend to be a bit blunt as I'm more concerned with logic, reason, and facts than with emotional opinions.

While other profiling systems only provide generic communications and engagement templates, *REMOTE86* Playbooks leverage a decade of sales enablement expertise to deliver field-proven templates that align with popular sales frameworks such as SPIN, Miller Heiman, Sandler, Challenger Sale, etc. They also use an advanced storytelling format that helps drive immediate action.


FROG86 3-Act Play
Friendly FROGS
ACT I
Like Me
Relaxed
Confident
Friendly
ACT II
Trust Me
ACT III
Believe Me
Friendly
Focus
Risks
Obstacles
Gains
Steps
DOPAMINE
OXYTOCIN
CORTISOL
NOREPINEPHRINE
SEROTONIN
GABA
Urgent
Concerned
Staccato
Calm
Authoritative
Knowledgeable


FROG86 3-Act Play Example
Friendly FROGS
ACT I
Like Me
Relaxed
Confident
Friendly
ACT II
Trust Me
Urgent
Concerned
Staccato
ACT III
Believe Me
Calm
Authoritative
Knowledgeable
Friendly
I heard you're a huge NYU football fan. Looks like your new coach has the team winning. What's your opinion about him?
Focus
How important is your industry brand reputation? How are your current solutions helping you prevent severe brand damage?
Risks
What concerns do you have about the cost of cyber crime exceeding $6trillion by 2021? How concerned are you about also causing brand damage due to customer friction and account takeovers?
Obstacles
Bob is the CIO for XYZ. His firm lost $6M in one quarter when fraudsters obtained customer personal information and took over accounts, which severely damaged XYX's brand reputation.
Gains
What if you could go beyond traditional solutions and protect your brand with authentication that validated user identities with foolproof methods?
Steps
We're committed to helping you avoid the costly consequences of brand damage by offering better authentication. Let's plan our next steps to do this...

Also included are examples and templates to help you engage with prospects via email, LinkedIn, phone, video calls, and for delivering presentations. There are also recommendations when engaging with customers, colleagues, subordinates, supervisors, and candidates for recruiting.

LinkedIn ACT I: FOCUS

To Connect, use an intelligent and friendly tone, refer to something familiar such as a shared Connection or Group or field of interest. Offer a gift, such as an exclusive invite to a LinkedIn Group.

ACT II: RISKS/OBSTACLES

In your Message, escalate urgency and use more active verbs, shorter sentences, and hint at the impact of no action or wrong action on their part. Use the Fear of Missing Out (FOMO) to motivate action.

ACT III: GAINS/STEPS

In your message, include detailed data about your accolades including awards and customer success stories. Use factual data with lots of numbers, graphs, and charts. Include an incentive, such as gift card, info, etc., to schedule a "next steps" call or meeting.

LinkedIn Examples

Customer

Spend longer than usual to establish a friendly relationship, find mutual likes and bond with them. Then ask about their latest project and discoveries. Ask what they have observed and what insights they've had and how they are accomplishing their current research or work.

Colleague

Find frequent opportunities to thank your colleague for their intelligent, practical, and observational skills and contributions and how much you appreciate their analytical, technical, or innovative approach.

Contact us at info@aretanium.com to learn how we can customize our app, Communications Guides, LinkedIn Social Selling training programs and more to help you increase sales pipelines by 217% and shorten sales cycles by 24% on average.



HOW CAN YOU INCREASE
SALES PIPELINES BY...
217%
ENGAGE86™

We can also help directly integrate our app, contact profile details, and Communications Guides into popular CRM and collaboration solutions like Salesforce, HubSpot, Marketo, Zoom, MS Teams, Trello, and others...

Microsoft Teams slack salesforce zoom Trello OTHERS

CLICK HERE to take the *FROG86* LinkedIn Social Selling course to learn how to use the app and become a prospecting pro on LinkedIn Sales Navigator.


REMOTELYME
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FROG86 Sales Storytelling Course
Proven sales framework that can augment and enhance SPIN, Sandler, Miller Heiman, Challenger, etc. by adding LinkedIn Social Selling, neuroscience storytelling, Aristotle's Persuasion Model, and neurolinguistic sales and marketing messaging.
Enroll for free

Contact us at info@aretanium.com with questions, suggestions, or comments.


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